# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 1stdibs.com, Inc., CIK 0001600641
CUSIP: 320551104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 300 Park Avenue South, 10th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 11/14/2025
Filed by CIK 0002022852
Persons authorized to receive notices and communications: Emily Pankow, 800 Third Avenue, Fifth Floor, New York, New York (NY), 10022, 212.373.8422

## Reporting persons
- John A. Catsimatidis Jr. (CIK 0002022852): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,872,035; shared voting power 0; sole dispositive power 1,872,035; shared dispositive power 0; aggregate amount beneficially owned 1,872,035 (5.1% of the class)
- Red Apple Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,872,035; shared voting power 0; sole dispositive power 1,872,035; shared dispositive power 0; aggregate amount beneficially owned 1,872,035 (5.1% of the class)
- United Acquisition Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,872,035; shared voting power 0; sole dispositive power 1,872,035; shared dispositive power 0; aggregate amount beneficially owned 1,872,035 (5.1% of the class)
- United Refining, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,872,035; shared voting power 0; sole dispositive power 1,872,035; shared dispositive power 0; aggregate amount beneficially owned 1,872,035 (5.1% of the class)
- John A. Catsimatidis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,872,035; shared voting power 0; sole dispositive power 1,872,035; shared dispositive power 0; aggregate amount beneficially owned 1,872,035 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: 1stdibs.com, Inc.
Address of issuer's principal executive offices: 300 Park Avenue South, 10th Floor, New York, New York (NY), 10010
Comment: This statement on the Schedule 13D filed by the undersigned (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Shares"), of 1stdibs.com, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 300 Park Avenue South, 10th Floor, New York, New York 10010.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by:

(i) United Refining, Inc., a Delaware corporation ("United Refining"), as the entity that participated in the transactions that resulted in the Shares becoming beneficially owned by the Reporting Persons (as defined below);
(ii) United Acquisition Corp., a Delaware corporation ("United Acquisition"), solely in its capacity as the sole owner of United Refining;
(iii) Red Apple Group, Inc., a Delaware corporation ("Red Apple Group"), solely in its capacity as the sole owner of United Acquisition, which is the sole owner of United Refining;
(iv) John A. Catsimatidis Jr., solely in his capacities as the (a) President and Chief Operating Officer of Red Apple Group, (b) President and Chief Operating Officer of United Acquisition and (c) President and Chief Operating Officer of United Refining; and
(v) John A. Catsimatidis, solely in his capacities as the (a) sole director, Chairman and Chief Executive Officer of Red Apple Group, (b) sole director, Chairman and Chief Executive Officer of United Acquisition and (c) sole director, Chairman, Chief Executive Officer and Treasurer of United Refining.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6 herein. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
The principal business address of Red Apple Group and Messrs. Catsimatidis Jr. and Catsimatidis is 800 Third Avenue, Fifth Floor, New York, New York 10022.

The principal business address of United Acquisition is 1011 Centre Road, Suite 336, Wilmington, Delaware 19805.

The principal business address of United Refining is 15 Bradley Street, Warren, Pennsylvania 16365.
Present principal occupation or employment:
The principal business of Red Apple Group is owning and operating assets in the energy, real estate, finance, insurance and supermarket industries. The principal business of United Acquisition is serving as a holding company for United Refining. The principal business of United Refining is refining and marketing petroleum products.

Mr. Catsimatidis Jr. is the President and Chief Operating Officer of Red Apple Group. Mr. Catsimatidis is also the President and Chief Operating Officer of United Acquisition and the President and Chief Operating Officer of United Refining.

Mr. Catsimatidis is the sole director, Chairman and Chief Executive Officer of Red Apple Group. Mr. Catsimatidis is also the sole director, Chairman and Chief Executive Officer of United Acquisition and the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of Red Apple Group, United Acquisition and United Refining is organized as a corporation under the laws of Delaware. Each of Messrs. Catsimatidis Jr. and Catsimatidis is a citizen of the United States of America.

The information required by Instruction C to Schedule 13D with respect to the directors and executive officers of each of Red Apple Group, United Acquisition and United Refining is set forth below.

Red Apple Group
Directors
Mr. Catsimatidis, sole director and Chairman

Executive Officers
Mr. Catsimatidis, Chief Executive Officer
Mr. Catsimatidis Jr., President and Chief Operating Officer

United Acquisition
Directors
Mr. Catsimatidis, sole director and Chairman

Executive Officers
Mr. Catsimatidis, Chief Executive Officer
Mr. Catsimatidis Jr., President and Chief Operating Officer

United Refining
Directors
Mr. Catsimatidis, sole director and Chairman

Executive Officers*
Mr. Catsimatidis, Chief Executive Officer and Treasurer
Mr. Catsimatidis Jr., President and Chief Operating Officer

* Since United Refining is an operating company, there may be other officers but such individuals only oversee the operation of its petroleum products business and do not have any voting or investment authority with respect to any of the securities held by United Refining.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares beneficially owned by the Reporting Persons and held by United Refining were purchased by United Refining with working capital* in open market purchases. The aggregate purchase price of the 1,872,035 Shares beneficially owned by the Reporting Persons is approximately $9,544,332.65, including brokerage commissions.

* Although United Refining is an operating company with a principal business concerning the refining and marketing of petroleum products, United Refining also regularly invests in securities and uses its cash flow and proceeds for such investment purpose.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares solely for investment purposes, based on the belief that the Issuer is currently successfully executing its strategic plan, is at a financial inflection point and remains undervalued relative to its long-term intrinsic valuation. The Reporting Persons have had constructive conversations with the Issuer during which, among other things, the Reporting Persons have made clear their strong support for, and appreciation of the efforts of, the Issuer's management team and the Board of Directors (the "Board"). The Reporting Persons view the Issuer as a compelling long duration investment opportunity and have strong confidence in the Issuer's management team's articulated strategy, operational discipline, capital allocation approach and long-term vision for the business.

The Reporting Persons also believe that this investment reflects a conviction in the executive team's short- and long-term ability to continue execution of the Issuer's current strategic plan, as demonstrated by several key factors:

Accelerated Profitability: The Issuer's September 2025 strategic realignment and clear guidance toward the Issuer achieving positive Adjusted EBITDA and generating free cash flow in fiscal year 2026 and beyond.

Operational Discipline: A belief that the Issuer has demonstrated a track record and consistent approach of disciplined expense management and deliverance of ongoing operating efficiencies.

Stockholder Focus: A belief that the Issuer has demonstrated commitment to stockholder-friendly capital returns, including, based on evaluation of publicly available materials provided by the Issuer, over $33 million in historical share repurchases and the recently authorized $12 million share repurchase program.

Red Apple Group is one of the top private companies in North America, as reported by Forbes. Founded in 1968, Red Apple Group is a long-term investor that considers the Issuer to be one of the most distinctive and strategically positioned digital marketplaces globally. Red Apple Group is fully supportive of the Issuer's current management team, its long-term strategy, and balanced approach to capital allocation of reinvesting for organic growth, evaluation of current and future inorganic growth opportunities and returning capital to stockholders.

Red Apple Group, and the other Reporting Persons, expect to continue to engage with members of the Issuer's management team and the Board, as the Reporting Persons and the Issuer deem appropriate, regarding the Issuer's business, performance and long-term opportunities. The Reporting Persons expect that these communications will be constructive and supportive of the Board and the Issuer's management team's current operational and strategic vision for the Issuer. Red Apple Group, and the other Reporting Persons, look forward to supporting the management team and being a positive, long-term partner as the Issuer's management team continues implementing its roadmap for customers, partners, employees and stockholders.

No Reporting Person has any present intention to seek control of or to influence the control of the Issuer or any other plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is calculated based on 36,614,348 Shares outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 7, 2025.

As of the date hereof, 1,872,035 Shares were held by United Refining. As a result, United Refining beneficially owns these 1,872,035 Shares, representing approximately 5.1% of the Shares outstanding. As of the date hereof, United Acquisition, as the sole owner of United Refining, may be deemed to beneficially own these 1,872,035 Shares, representing approximately 5.1% of the Shares outstanding. As of the date hereof, Red Apple Group, as the sole owner of United Acquisition, may be deemed to beneficially own these 1,872,035 Shares, representing approximately 5.1% of the Shares outstanding. As of the date hereof, Mr. Catsimatidis Jr., as the President and Chief Operating Officer of Red Apple Group, may be deemed to beneficially own these 1,872,035 Shares, representing approximately 5.1% of the Shares outstanding. As of the date hereof, Mr. Catsimatidis, as the sole director, Chairman and Chief Executive Officer of Red Apple Group, may be deemed to beneficially own these 1,872,035 Shares, representing approximately 5.1% of the Shares outstanding.

Mr. Catsimatidis Jr. is also the President and Chief Operating Officer of United Acquisition and the President and Chief Operating Officer of United Refining, and may be deemed to beneficially own the Shares beneficially owned by each of United Acquisition and United Refining. Mr. Catsimatidis is also the sole director, Chairman and Chief Executive Officer of United Acquisition and the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining, and may be deemed to beneficially own the Shares beneficially owned by each of United Acquisition and United Refining.
Number of shares as to which each person has sole or shared power to vote or dispose:
United Refining has the sole power to vote or direct the vote of 1,872,035 Shares. United Refining has the shared power to vote or direct the vote of 0 Shares. United Refining has the sole power to dispose or direct the disposition of 1,872,035 Shares. United Refining has the shared power to dispose or direct the disposition of 0 Shares.

United Acquisition is the sole owner of United Refining. United Acquisition, solely in its capacity as the sole owner of United Refining, has the power to direct United Refining to vote or direct the vote of 1,872,035 Shares. United Acquisition has the shared power to vote or direct the vote of 0 Shares. United Acquisition, solely in its capacity as the sole owner of United Refining, has the power to direct United Refining to dispose or direct the disposition of 1,872,035 Shares. United Acquisition has the shared power to dispose or direct the disposition of 0 Shares.

Red Apple Group is the sole owner of United Acquisition. Red Apple Group, solely in its capacity as the sole owner of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 1,872,035 Shares. Red Apple Group has the shared power to vote or direct the vote of 0 Shares. Red Apple Group, solely in its capacity as the sole owner of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 1,872,035 Shares. Red Apple Group has the shared power to dispose or direct the disposition of 0 Shares.

Mr. Catsimatidis Jr. is the President and Chief Operating Officer of each of Red Apple Group, United Acquisition and United Refining. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of Red Apple Group, has the power to direct Red Apple Group, solely in its capacity as the sole owner of United Acquisition, to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 1,872,035 Shares. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 1,872,035 Shares. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of United Refining, has the power to direct United Refining to vote or direct the vote of 1,872,035 Shares. Mr. Catsimatidis Jr. has the shared power to vote or direct the vote of 0 Shares.

Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of Red Apple Group, has the power to direct Red Apple Group, solely in its capacity as the sole owner of United Acquisition, to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 1,872,035 Shares. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 1,872,035 Shares. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of United Refining, has the power to direct United Refining to dispose or direct the disposition of 1,872,035 Shares. Mr. Catsimatidis Jr. has the shared power to dispose or direct the disposition of 0 Shares.

Mr. Catsimatidis is the sole director, Chairman and Chief Executive Officer of each of Red Apple Group and United Acquisition. Mr. Catsimatidis is the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman and Chief Executive Officer of Red Apple Group, has the power to direct Red Apple Group, solely in its capacity as the sole owner of United Acquisition, to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 1,872,035 Shares. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman and Chief Executive Officer of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 1,872,035 Shares. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining, has the power to direct United Refining to vote or direct the vote of 1,872,035 Shares. Mr. Catsimatidis has the shared power to vote or direct the vote of 0 Shares.

Mr. Catsimatidis, solely in his capacity as the sole director, Chairman and Chief Executive Officer of Red Apple Group, has the power to direct Red Apple Group, solely in its capacity as the sole owner of United Acquisition, to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 1,872,035 Shares. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman and Chief Executive Officer of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 1,872,035 Shares. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining, has the power to direct United Refining to dispose or direct the disposition of 1,872,035 Shares. Mr. Catsimatidis has the shared power to dispose or direct the disposition of 0 Shares.
Transactions in the class effected during the past sixty days: Each of United Acquisition, Red Apple Group and Messrs. Catsimatidis Jr. and Catsimatidis has not entered into any transactions during the past sixty (60) days. The transactions in the Shares by United Refining during the past sixty (60) days are set forth in Exhibit 99.1 and are incorporated herein by reference. All such transactions were effected in the open market through a broker.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 21, 2025, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Joint Filing Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Also on November 21, 2025, the Reporting Persons granted Emily Pankow a power of attorney to execute statements on Schedule 13D, any amendments thereto, and other documents, as necessary, in connection with the Reporting Persons' beneficial ownership of the Shares (the "Power of Attorney"). The Power of Attorney does not otherwise confer or provide Ms. Pankow with beneficial ownership of the Shares beneficially owned by any of the Reporting Persons. The foregoing description of the Power of Attorney does not purport to be complete and is qualified in its entirety by reference to the full text of the Power of Attorney, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Transactions in Issuer Securities During the Past Sixty (60) Days.

99.2 - Joint Filing Agreement, dated November 21, 2025, by and among Red Apple Group, Inc., United Acquisition Corp., United Refining, Inc., John A. Catsimatidis Jr. and John A. Catsimatidis.

99.3 - Power of Attorney, dated November 21, 2025.

## Signatures
- John A. Catsimatidis Jr.: /s/ Emily Pankow, Emily Pankow, Attorney-in-Fact for John A. Catsimatidis Jr. (11/21/2025)
- Red Apple Group, Inc.: /s/ Emily Pankow, Emily Pankow, Authorized Signatory (11/21/2025)
- United Acquisition Corp.: /s/ Emily Pankow, Emily Pankow, Authorized Signatory (11/21/2025)
- United Refining, Inc.: /s/ Emily Pankow, Emily Pankow, Authorized Signatory (11/21/2025)
- John A. Catsimatidis: /s/ Emily Pankow, Emily Pankow, Attorney-in-Fact for John A. Catsimatidis (11/21/2025)